Denis Frawley
416.594.0791, ext. 113
dfrawley@olflaw.com

November 17, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC

20549-7010

Attention: Douglas Brown, Division of Corporation Finance

Telephone Number:     (202) 551-3365

Telecopier Number:     (703) 813-6982

Dear Mr. Brown:

Re:	Bio-Carbon Systems International Inc., formerly known as ABC Acquisition Corp. 1501

We are counsel to Bio-Carbon Systems International Inc. (formerly known as ABC Acquisition Corp. 1501) (the “Company”).  This letter responds to your comment letter dated September 15, 2010.  Reprinted below are the comments from the letter of September 15, 2010, under which appear the Company’s responses.  The responses provided in this letter are provided on behalf of the Company, and not in my personal capacity.

I would also like to apologize for the delay with this letter.  As the comments affect several filings by the Company and relate to comments in previous letters (or replies to those comments), the length of time required to reply was underestimated.

General

1.      We note your response to our prior comment 7 from our comment letter dated November 24, 2009 and that some of your filings have tables of contents referencing page numbers.  None of your filings have been paginated, however.  Please paginate all amendments and modify any table of contents to correspond to the pagination.  Further, please paginate all future filings as well.

All filings made in connection with this response letter have been paginated, and the Company will ensure that all future filings (or amendments of past filings) are paginated.

2.      We note that in your filings, your exhibits were included as a part of the filing.  In particular, we note your Form 10-Q for the Fiscal Quarter Ended June 30, 2010 and 8-K filed June 7, 2010.  Please file the exhibits as separate exhibits to the filings.  Please be sure to file the executed versions of any agreements or other exhibits.

The exhibits to the above-referenced filings are being re-filed as separate exhibits.

•         Form 8-K filed June 7, 2010; and

•         Form 10-Q for the Fiscal Quarter Ended June 30, 2010.

For future filings, the Company will instruct its filing agent to ensure that exhibits are filed as separate filings, rather than being embedded with the related SEC Form.

3.      We note your response to our prior comment 13 from our comment letter dated November 24, 2009.  Please identify the SEC rule to which you were referring.  Further, to the extent you are referring to the penny stock rules, amend your Form 8-K filed June 7, 2010 and latest Form 10-Q to include further disclosure regarding any implication to the company if it is subject to the penny stock rules.  We may further comment after we receive your response.

The corresponding risk factor in the Form 8-K/A filed for the events having occurred on June 1, 2010 has been revised to clarify the SEC rule previously referred to.  In addition, we have added a section discussion the impact of the SEC’s penny stock rules. Although the Company’s Form 10-Q does not include risk factors, an additional section discussing the impact of the SEC’s penny stock rules has also been added to the amended Form 10-Q being filed.

Form 10-K for the Fiscal Year Ended December 31, 2009

4.      We note your response to our prior comment 14 from our comment letter dated November 24, 2009 and reissue the comment.  Please amend your Form 10-K to indicate any directorships held by Mr. Amersey in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940.  See Item 402(e)(2) of Regulation S-K.  In particular, we note the involvement of Mr. Amersey in the public company TNT Designs Inc., Bay City Transfer Agency & Registrar Inc. and Trim Holding Group.

This question will be answered in a supplemental reply.

5.      Further, based on your response to our prior comment 15 from our comment letter dated November 24, 20009, you confirm that Amersey Investment Holdings, LLC is not an SEC registered investment advisor.  Please amend your 10-K to remove the statement that Amersey Investment Holdings, LLC is a SEC registered investment advisor.

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This question will be answered in a supplemental reply.

Form 8-K Filed June 7, 2010

General

6.  Please provide the disclosure required pursuant to Item 303 of Regulation S-K or see Item 2 of Form 10.

      The Company has incorporated the full disclosure required pursuant to Item 303 of Regulation S-K (Management’s Discussion and Analysis of Financial Condition and Results of Operations) under Item 5.01 of the Form 8-K/A (see the new heading Management’s Discussion and Analysis) that is being filed with this letter.

Item 5.01 – Change of control of Company

7.  We note your statement that “Pursuant to item 5.01(a)(8) of Form 8-K, the information required by items 3, 5, 8, 9 and 13 of Form 10 is incorporated by reference into this current report from our Annual Report on Form 10-K for the fiscal year ended December 31, 2009.” Given that the Form 8-K was filed on June 7, 2010 you are required to have information at least as of March 31, 2010. Please update your financial statements and related disclosures accordingly.

      The references to items 3, 5 and 9 being answered through incorporation by reference have been removed from the Form 8-K/A that is being filed concurrently with this letter.  The information required in response to those items is included (and was originally included) in the Form 8-K.  The disclosure now provides that the information required under items 8 and 13 of Form 10 is incorporated by reference from the Company’s Form 10-Q for the financial quarter ended March 31, 2010.

Risk Factors

There May be Conflicts of Interest Between Our Management…

8.  We note your statement that your officers and directors “continue to be involved in businesses that operate and commercialize technology that is similar or relate to the Company’s, but in different areas.”  Please elaborate on this statement in disclosure both in this risk factor and throughout the filing. In particular, including the names of the other companies and what is meant by the “different areas” in which they operate. Further, discuss how your officers and directors will protect your interest in your “exclusive, non-transferable and irrevocable right to develop and commercialize certain intellectual property” while they are engaged in businesses that operate and commercialize technology that is similar or related.

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     Please consider the enhanced disclosure included in the referenced risk factor included in the Form 8-K/A that is being filed concurrently with this filing.

There is No Trading Market for Our Common Stock

9. Please define and clarify your reference to “other applicable v.s. securities laws or regulations.”

      The reference to “v.s.” was a typo and has been removed in the Form 8-K/A filed concurrently with this letter.

Directors and Executive Officers

10. Provide additional detail in your background sketches so that there are neither gaps nor ambiguities with regard to time for the past five years, nor with regard to any additional positions held during the period. For example, for Mr. Benjamin Ward, it is unclear the dates he has been engaged in his primary occupation with the Kerr Street Community Services. Further, it is not clear if he is currently acting as the National Director of Economic Development for OMS International or on the Advisory Board of Empower Global. If so, disclose the percentage of his professional time that he devotes to your business. Also, provide months and years for each position held to eliminate any gaps in each director’s sketch.

      Please consider the revised disclosure in the Form 8-K/A filed concurrently with this letter.

11. Further, please provide disclosure required pursuant to Item 401 (e) of Regulations S-K that “briefly discusses the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time that the disclosure is made, in light of the registrant’s business and structure.”

Please consider the revised disclosure in the Form 8-K/A filed concurrently with this letter.

Recent Sales of Unregistered Securities

12. Please revise to include the name of the persons to whom the securities were sold and the exemption from registration claimed for each sale. See Item 701 (a) and (d) of Regulation S-K.

Please consider the revised disclosure provided in the Form 8-K/A filed concurrently with this letter.  Note that item 701 does not require that the name of persons to whom securities are issued be provided in a report on Form 8-K.  Therefore, the names of the parties to whom securities were sold (to the date of the original report) and the exemption from registration claimed for each sale is provided below but has been omitted from the Form 8-K/A.

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Date of Issue	Number and Title of Securities Issued	Name of Securityholder	Registration Exemption
July 10, 2009	35,000,000 common shares	Nitin Amersey	Rule 506
June 3, 2010	500,000 common shares	Henry C. Chu	Rule 903(b)(3)
June 3, 2010	60,000 preferred shares	John Wilkes	Rule 903(b)(3)
June 3, 2010	60,000 preferred shares	Drew Currah	Rule 903(b)(3)
June 3, 2010	60,000 preferred shares	Scott Keevil	Rule 903(b)(3)
June 3, 2010	60,000 preferred shares	Ben (Benedetto) Fuschino	Rule 903(b)(3)
June 4, 2010	18,750,000 common shares	GSN Dreamworks Inc.	Rule 903(b)(3)
June 4, 2010	18,750,000 common shares	R & B Cormier Enterprises Inc.	Rule 903(b)(3)
June 4, 2010	19,750,000 common shares	Luc C. Duchesne	Rule 903(b)(3)
June 4, 2010	19,750,000 common shares	Robert G. Cormier	Rule 903(b)(3)
June 4, 2010	2,000,000 common shares	Luc C. Duchesne	Rule 903(b)(3)
June 4, 2010	2,000,000 common shares	Robert G. Cormier	Rule 903(b)(3)
June 4, 2010	2,000,000 common shares	Benjamin Ward	Rule 903(b)(3)
June 4, 2010	12,500,000 common shares	John Wilkes	Rule 903(b)(3)
June 4, 2010	12,500,000 common shares	Penny Currah	Rule 903(b)(3)
June 4, 2010	12,500,000 common shares	Scott Keevil	Rule 903(b)(3)
June 4, 2010	12,500,000 common shares	Dino Fuschino	Rule 903(b)(3)
June 4, 2010	8,000,000 common shares	Benito Fuschino	Rule 903(b)(3)
June 4, 2010	8,000,000 common shares	Rossella Demelo	Rule 903(b)(3)
June 4, 2010	4,000,000 common shares	John Harris	Rule 903(b)(3)
June 4, 2010	12,000,000 common shares	Sabina Frisch	Rule 903(b)(3)
June 4, 2010	6,000,000 common shares	Henry C. Chu	Rule 903(b)(3)
June 4, 2010	6,000,000 common shares	Lacey Holding Limited	Rule 903(b)(3)
June 4, 2010	10,000,000 common shares	Sheila Ismindy	Rule 903(b)(3)
June 4, 2010	10,000,000 common shares	Julius Ismindy	Rule 903(b)(3)
June 4, 2010	8,000,000 common shares	Antonella Bragg	Rule 903(b)(3)
June 4, 2010	6,000,000 common shares	James R. Wilkes	Rule 903(b)(3)
June 4, 2010	6,000,000 common shares	Buckley Developments Ltd.	Rule 903(b)(3)
June 4, 2010	12,000,000 common shares	Peter Hengstman	Rule 903(b)(3)

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Common and Preferred Stock

13. We note that the issued Class A Preferred Shares accrue interest at 10% per annum and have a priority at dissolution, etc., over any other shares. Please include risk factor disclosure regarding the effect of the outstanding preferred share on the company in addition to your risk factor regarding the effects of a possible issuance of preferred shares on the company.

      The requested disclosure has been added to the Form 8-K/A filed concurrently with this letter.

Item 5.02 – Departure of Directors or Certain Officers

14. We note that in a period of three days between June 1, 2010 and June 4, 2010, the company’s sole officer and director changed three times before ultimately undergoing the change of control on June 4, 2010. Please explain the reasons for these changes in the officer and director during such a short period of time. As Mr. Chu was the company’s officer and director for only one day, disclose the services he provided for which he received the 500,000 common shares as advance payment. Disclose the name of the officer of the Company who negotiated and who executed the agreements discussed in Item 1.01 of this Form 8-K.

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In connection with the completion of Mr. Fuschino’s acquisition of the outstanding shares of the Company from Mr. Amersey, it was agreed between Mr. Amersey and Mr. Fuschino that the latter would take over as director and officer of the Company.  Once Mr. Fuschino secured ownership and control of the Company, he determined that the Company should complete the transaction that was ultimately concluded with Mr. Duchesne, Mr. Cormier and their respective companies.  However, as the terms of the transaction were anticipated to result in Mr. Fuschino being a continuing shareholder of the Company, and since Mr. Duchesne and Mr. Cormier (directly and indirectly through their respective companies) were to be continuing shareholders, officers, directors and licensors to the Company, it was determined that an independent third party should be contacted to serve as director and pass upon any actual or perceived conflicts of interest when the transactions were finalized.

Mr. Chu, as that independent director, may have formally served as director for only one day.  However, prior to being appointed as director, he spent additional time familiarizing himself with the transactions proposed for the Company.  Accordingly, the number of shares issued to him as compensation for his services relates to his preparation for serving as director, as well as his formal service as a director.

The names of the parties to the consulting agreements (the Company and each of Luc Duchesne and Robert Cormier) and license agreements (the Company and each of R&B Cormier Enterprises Inc. and GSN Dreamworks Inc.) are disclosed in item 1.01 of the Form 8-K, as required under item 1.01.  Mr. Chu signed the agreements on behalf of the Company, and they were prepared by counsel to the Company and reviewed by Mr. Chu.  However, item 1.01 of Form 8-K does not require that the individuals who negotiated the agreements on behalf of the Company, or who signed them on behalf of the Company, be named in the Form 8-K.

Item 5.07 – Submission of Matters to a Vote of Security Holders

15. Please provide all information required by this item, including the date the matters were submitted to a vote and the number of votes cast for, against and withheld as to each matter. See Instruction 2 to Item 5.07.

      The corresponding disclosure in the Form 8-K/A filed concurrently with this report has been revised.

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

Related Party Transactions

16. Revise your disclosure to include the names of your directors and companies related to your directors with which you entered into licensing and consulting agreement in the 10-Q instead of a reference to your Form 8-K.

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      The disclosure has been revised.

Disclosure Controls and Procedures

17. We note your statements that “[i]n designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.” Please revise to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at a reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

      The disclosure has been revised.

18. We note your discussion regarding you internal control over financial reporting, in particular your statement that, “management has no reason to believe that the internal controls in place at [prior to the company’s change of control] were insufficient.” We note further, your disclosure in your 10-K for the Fiscal Year Ended December 31, 2009 that your internal control over financial reporting was ineffective and that no reported changes to your internal control over financial reporting has been made. Please explain how management was able to conclude that your disclosure controls and procedures were effective as of the end of your fiscal quarter when it appears that your internal control over financial reporting has been ineffective. In the alternative, provide a supplemental response indication the point at which your internal control over financial reporting became effective or how your disclosure controls and procedures were effective even though your internal control over financial reporting was not. We may have further comments.

      The disclosure has been revised.

19. Further, we note that your management concluded that your disclosure controls and procedures were effective, but limited your conclusion that the effectiveness “consider [s] the level and nature of the Company’s operations and the number and types of transactions concluded by the Company.” Please revise to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at a reasonable assurance level.

      The disclosure has been revised.

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In responding to our comments, please provide a written statement from the company acknowledging that:

•         The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•         Staff comments or changes to  disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The requested statement is attached to this letter.

Yours truly,

Ormston List Frawley LLP

/s/ Denis Frawley

Denis S. Frawley

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